1933 Act File No. 333-297113

As filed with the SEC on August 14, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO.

POST-EFFECTIVE AMENDMENT NO. 1

JOHN HANCOCK VARIABLE INSURANCE TRUST

(Exact Name of Registrant as Specified in Charter)

200 Berkeley Street

Boston, Massachusetts 02116

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (800) 344-1029

Christopher Sechler

Secretary

John Hancock Variable Insurance Trust

200 Berkeley Street

Boston, Massachusetts 02116

(Name and Address of Agent for Service)

Copies to:

Mark P. Goshko, Esq.

K&L Gates LLP

One Congress Street, Suite 2900

Boston, Massachusetts 02114

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Shares of beneficial interest of the Registrant.

No filing fee is due because Registrant is relying on section 24(f) of the Investment Company Act of 1940, as amended.

JOHN HANCOCK VARIABLE INSURANCE TRUST

Explanatory Note: This Post-Effective Amendment No. 1 to the John Hancock Variable Insurance Trust (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B from the Trust’s Registration Statement on Form N-14 filed on June 29, 2026 and the definitive versions thereof filed with the SEC on August 13, 2026 pursuant to Rule 497. This Post-Effective Amendment No. 1 is being filed for the purpose of (1) reflecting revised indemnification disclosure as required by Item 15 of Form N-14 and (2) filing as an exhibit, with respect to the reorganizations described in the Registration Statement, the Opinion and Consent of Harsha Pulluru, Esq., regarding legality of issuance of shares and other matters as required by Item 16(11) of Form N-14.

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part A — Proxy Statement and Prospectus - Incorporated herein by reference to the definitive form of Proxy Statement/Prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended (“Securities Act”), on August 13, 2026, SEC accession number 0001193125-26-349118

Part B —  Statement of Additional Information - Incorporated herein by reference to the definitive form of Statement of Additional Information filed pursuant to Rule 497 under the Securities Act, on August 13, 2026, SEC accession number 0001193125-26-349118

Part C — Other Information

Signature Pages

Exhibits — Opinion and Consent of Harsha Pulluru, Esq., regarding legality of issuance of shares and other matters.

JOHN HANCOCK VARIABLE INSURANCE TRUST

PART C: OTHER INFORMATION

Item 15.	Indemnification

Sections 6.4 and 6.5 of the Agreement and Declaration of Trust of the Registrant provide that the Registrant shall indemnify each of its Trustees and officers against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and against all expenses, including but not limited to accountants and counsel fees, reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Trustee or officer may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, except that indemnification shall not be provided if it shall have been finally adjudicated in a decision on the merits by the court or other body before which the proceeding was brought that such Trustee or officer (i) did not act in good faith in the reasonable belief that his or her action was in the best interests of the Registrant or (ii) is liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“Securities Act”), may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 15, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

1	Amended and Restated Declaration of Trust dated January 22, 2016 – previously filed as exhibit (a)(44)(A) to post-effective amendment no. 113 filed on April 27, 2016, accession number 0001133228-16-009262.

1(a)(1)	Amendment to Declaration of Trust dated December 13, 2018 – previously filed as exhibit (a)(44)(B) to post-effective amendment no. 119 filed on April 25, 2019, accession number 0001133228-19-002411.

1(a)(2)	Amendment to Declaration of Trust dated September 25, 2024 – previously filed as exhibit (a)(2) to post-effective amendment no. 127 filed on April 16, 2025, accession number 0001193125-25-082716.

2	Revised By-laws of the Trust dated June 30, 2006 – previously filed as exhibit (b)(2) to post-effective amendment no. 72 filed on February 13, 2007, accession number 0000950135-07-000767.

2(a)(1)	Amendment dated December 13, 2006 to the By-laws of the Trust, dated June 30, 2006 – previously filed as exhibit (b)(3) to post-effective amendment no. 72 filed on February 13, 2007, accession number 0000950135-07-000767.

2(a)(2)	Amendment dated March 10, 2016 to the By-laws of the Trust, dated June 30, 2006 – previously filed as exhibit (b)(2) to post-effective amendment no. 113 filed on April 27, 2016, accession number 0001133228-16-009262.

3	Not applicable.

4	Form of Agreement and Plan of Reorganization – previously filed as exhibit 4 to the registration statement (Appendix A to the Proxy Statement/Prospectus) on Form N-14 filed on June 29, 2026, accession number 0001193125-26-288382.

5	Specimen Share Certificate – previously filed as exhibit (4) to post-effective amendment no. 38 filed September 17, 1997, accession number 0000950135-97-003874.

6	Amended and Restated Advisory Agreement dated June 30, 2020 between John Hancock Variable Insurance Trust (the “Registrant”) and John Hancock Variable Trust Advisers LLC1 (the “Adviser”) – previously filed as exhibit (d) to post-effective amendment no. 123 filed on April 23, 2021, accession number 0001133228-21-002276.

6(a)	Subadvisory Agreement dated April 28, 2006 between the Adviser and Manulife Investment Management (US) LLC2 – previously filed as exhibit (d)(67) to post-effective amendment no. 72 filed on February 13, 2007, accession number 0000950135-07-000767.

7	Amended and Restated Distribution Agreement dated June 30, 2020 between the Registrant and John Hancock Distributors, LLC (the “Distributor”) – previously filed as exhibit (e) to post-effective amendment no. 123 filed on April 23, 2021, accession number 0001133228-21-002276.

8	Not Applicable.

9

Custodian Agreement dated September  26, 2008 between the Trust and State Street Bank and Trust Company – previously filed as exhibit (g) to post-effective amendment no. 84 filed on February  13, 2009, accession number

0000950135-09-000965.

9(a)(1)	Amendment dated October 1, 2015 to Custodian Agreement dated September 26, 2008 between the Trust and State Street Bank and Trust Company – previously filed as exhibit (g)(1) to post-effective amendment no. 123 filed on April 23, 2021, accession number 0001133228-21-002276.

9(a)(2)	Amendment dated December 14, 2020 to Custodian Agreement dated September 26, 2008 between the Trust and State Street Bank and Trust Company – previously filed as exhibit (g)(2) to post-effective amendment no. 123 filed on April 23, 2021, accession number 0001133228-21-002276.

9(a)(3)	Amendment dated July 1, 2022 to Custodian Agreement dated September 26, 2008 between the Trust and State Street Bank and Trust Company – previously filed as exhibit (g)(3) to post-effective amendment no. 125 filed on April 21, 2023, accession number 0001133228-23-002481.

9(a)(4)	Amendment dated March 27, 2025 to Custodian Agreement dated September 26, 2008 between the Trust and State Street Bank and Trust Company – previously filed as exhibit (g)(4) to post-effective amendment no. 128 filed on April 15, 2026, accession number 0001193125-26-156991.

10	Series I Shares Rule 12b-1 Plan (formerly Class A Shares) dated September 21, 2001, as amended April 4, 2002, June 26, 2003, April 1, 2004, December 13, 2004, June 23, 2005, September 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007, June 27, 2008, September 26, 2008, December 17, 2008, March 20, 2009, June 25, 2010, March 25, 2011, March 23, 2012, June 30, 2012 and September 27, 2013 – previously filed as exhibit (m) on April 24, 2015, accession number 0001133228-15-001781.

10(a)(1)	Series II Shares Rule 12b-1 Plan (formerly Class B Shares) dated September 21, 2001, as amended April 4, 2002, April 2, 2003, April 1, 2004, December 13, 2004, June 23, 2005, September 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007; June 27, 2008, September 26, 2008, December 17, 2008, March 20, 2009; June 25, 2010, March 25, 2011, March 23, 2012, June 30, 2012 and September 27, 2013 – previously filed as exhibit (m)(1) on April 24, 2015, accession number 0001133228-15-001781.

10(a)(2)	Series III Shares Rule 12b-1 Plan dated March 23, 2007, as amended September 28, 2007, March 20, 2009, June 25, 2010, March 25, 2011, March 23, 2012 and September 27, 2013 – previously filed as exhibit (m)(2) on April 24, 2015,accession number 0001133228-15-001781.

10(b)

Rule 18f-3 Plan dated September 21, 2001, as amended April 4, 2002, June 26, 2003, December 13, 2004, June 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007, March 25, 2008, March 23, 2012, June 30, 2013 and September  27, 2013 – previously filed as exhibit (n) on April 24, 2015, accession number

0001133228-15-001781.

10(c)	Agreement to Waive Advisory Fees and Reimburse Expenses dated June 26, 2025 between the Registrant and John Hancock Variable Trust Advisers LLC – previously filed as exhibit (h)(8) to post-effective amendment no. 128 filed on April 15, 2026, accession number 0001193125-26-156991.

10(d)	Advisory Fee Waiver Agreement dated December 11, 2025 between the Registrant and John Hancock Variable Trust Advisers LLC – previously filed as exhibit (h)(9) to post-effective amendment no. 128 filed on April 15, 2026, accession number 0001193125-26-156991.

(10)(e)	Amended and Restated Service Agreement dated June 24, 2021 between the Trust and the Adviser - previously filed as exhibit (h)(10) to post-effective amendment no. 124 filed on April 22, 2022, accession number 0001133228-22-002304.

(10)(f)	Service Agreement dated June 30, 2020 among the Trust the Adviser, and the Trust’s Chief Compliance Officer - previously filed as exhibit (h)(11) to post-effective amendment no. 123 filed on April 23, 2021, accession number 0001133228-21-002276.

11	Opinion and Consent of Harsha Pulluru, Esq., regarding legality of issuance of shares and other matters – FILED HEREWITH.

12	Form of Opinion of K&L Gates LLP on tax matters – previously filed as exhibit 12 to the registration statement on Form N-14 filed on June 29, 2026, accession number 0001193125-26-288382.

13	Not applicable.

14	Consent of PricewaterhouseCoopersLLP – previously filed as exhibit 14 to the registration statement on Form N-14 filed on June 29, 2026, accession number 0001193125-26-288382.

15	Not Applicable.

16	Power of Attorney dated March 26, 2026 – previously filed as exhibit 16 to the registration statement on Form N-14 filed on June 29, 2026, accession number 0001193125-26-288382.

1	Prior to June 28, 2019, John Hancock Variable Trust Advisers LLC was known as John Hancock Investment Management Services, LLC.
2

Prior to May 7, 2019, Manulife Investment Management (US) LLC was known as John Hancock Asset Management a division of Manulife Asset Management (US) LLC (formerly known as Sovereign Asset Management, LLC).

Item 17.	Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees that it shall file a final executed version of the legal opinion as to tax matters as an exhibit to the subsequent post-effective amendment to its Registration Statement on Form N-14 filed with the SEC upon the closing of the reorganization contemplated by this Registration Statement on Form N-14.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”) the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston and The Commonwealth of Massachusetts, on the 14th day of August, 2026.

JOHN HANCOCK VARIABLE INSURANCE TRUST

By:	/s/ Kristie M. Feinberg

Name: Kristie M. Feinberg Title: President (Chief Executive Officer and Principal Executive Officer) and Trustee

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

/s/ Kristie M. Feinberg Kristie M. Feinberg	President (Chief Executive Officer and Principal Executive Officer) and Trustee	August 14, 2026

/s/ Fernando A. Silva Fernando A. Silva	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 14, 2026

/s/ Andrew G. Arnott*	Trustee	August 14, 2026
Andrew G. Arnott

/s/ William K. Bacic*	Trustee	August 14, 2026
William K. Bacic

/s/ James R. Boyle*	Trustee	August 14, 2026
James R. Boyle

/s/ Noni Ellison McKee*	Trustee	August 14, 2026
Noni Ellison McKee

/s/ Grace K. Fey*	Trustee	August 14, 2026
Grace K. Fey

/s/ Dean C. Garfield*	Trustee	August 14, 2026
Dean C. Garfield

/s/ Christine L. Hurtsellers*	Trustee	August 14, 2026
Christine L. Hurtsellers

/s/ Deborah C. Jackson*	Trustee	August 14, 2026
Deborah C. Jackson

/s/ Hassell H. McClellan*	Trustee	August 14, 2026
Hassell H. McClellan

/s/ Kenneth J. Phelan* Kenneth J. Phelan	Trustee	August 14, 2026

/s/ Frances G. Rathke*	Trustee	August 14, 2026
Frances G. Rathke

/s/ Thomas R. Wright*	Trustee	August 14, 2026
Thomas R. Wright

*	By: Power of Attorney.

By:	/s/ Harsha Pulluru
Harsha Pulluru Attorney-In-Fact

*	Pursuant to Power of Attorney previously filed as exhibit 16 to the registration statement on Form N-14 filed on June 29, 2026.

Exhibit Index

11	Opinion and Consent of Harsha Pulluru, Esq., Regarding Legality of Issuance or Shares and Other Matters